SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 21)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
         ARTHUR C. DELIBERT, ESQ.                  ROLAND HLAWATY, ESQ.
     KIRKPATRICK & LOCKHART PRESTON              MILBANK, TWEED, HADLEY
              GATES ELLIS LLP                         & MCCLOY LLP
            1601 K STREET, NW                    ONE CHASE MANHATTAN PLAZA
           WASHINGTON, DC 20006                     NEW YORK, NY 10005
        TELEPHONE: (202) 778-9000                TELEPHONE: (212) 530-5000
 _
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9.         EXHIBITS.

        Item 9 is hereby amended to add the following exhibit.


      Exhibit No.                             Document
----------------------- --------------------------------------------------------
        (a)(53)         Press Release issued by the Fund dated August 28, 2007

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                                   By:     /s/ Frederic Soule
                                      ------------------------------------------
                                   Name:   Frederic Soule
                                   Title:  Vice President

Dated as of August 29, 2007

                                  EXHIBIT INDEX


    EXHIBIT NO.                             DOCUMENT
----------------- --------------------------------------------------------------
      (a)(1)      Press Release issued by the Fund on September 23, 2004  (1)
      (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi (1)
      (a)(3)      Letter dated September 16, 2004 from the Trusts to the Fund(1)
      (a)(4) Common Stock Purchase Agreement between the Fund and Neuberger Berman, LLC dated as of September 22, 2004 (1)
      (a)(5) Rights Agreement between the Fund and the Rights Agent dated as of September 23, 2004 (1)
      (a)(6)      Complaint filed September 23, 2004  (1)
      (a)(7)      Letter dated September 23, 2004 from the Fund to stockholders
                  (1)
      (a)(8)      Corrected Press Release issued by the Fund on September 23,
                  2004  (3)
      (a)(9)      Schedule TO filed by the Fund with the SEC on October 1,
                  2004 (4)
      (a)(10)     Counter-Claims dated October 6, 2004  (6)
      (a)(11) Memorandum of Law in opposition to Counterclaimant's Motion dated October 11, 2004 (6)
      (a)(12) Letter from the Fund to stockholders and Supplement dated October 12, 2004 (6)
      (a)(13)     Press Release issued by the Fund on October 12, 2004 (6)
      (a)(14)     FV Partners Complaint dated October 20, 2004 (7)
      (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of
                  Maryland  (8)
      (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
      (a)(17)     Press release issued by the Fund dated October 22, 2004  (8)
      (a)(18)     Press release issued by the Fund dated November 1, 2004  (9)
      (a)(19)     Press release issued by the Fund dated November 4, 2004  (10)
      (a)(20)     Press release issued by the Fund dated January 19, 2005  (12)
      (a)(21) Rights Agreement between the Fund and the Rights Agent dated as of January 18, 2005 (11)
      (a)(22)     Press release issued by the Fund dated May 16, 2005  (13)
      (a)(23) Form of Rights Agreement between the Fund and the Rights Agent dated as of May 13, 2005 (13)
      (a)(24)     Amended FV Partners Complaint dated May 6, 2005  (13)
      (a)(25)     Press release issued by the Fund dated September 1, 2005  (14)
      (a)(26) Rights Agreement between the Fund and the Rights Agent dated as of September 1, 2005 (14)
      (a)(27) Press release issued by the Fund dated November 28, 2005, including Letter dated November 28, 2005 to Phillip
                  Goldstein (15)
      (a)(28) Amendment No. 1 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of November 28,
                  2005  (15)
      (a)(29)     Press release issued by the Fund dated December 21, 2005  (16)

      (a)(30) Amendment No. 2 to September 1, 2005 Rights Agreement between the Fund and the Rights Agent dated as of December 21,
                  2005  (16)
      (a)(31) Rights Agreement between the Fund and the Rights Agent dated as of December 21, 2005 (16)
      (a)(32)     Press release issued by the Fund dated April 12, 2006 (17)
      (a)(33) Form of Amendment No. 1 to December 21, 2005 Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006 (17)
      (a)(34) Form of Rights Agreement between the Fund and the Rights Agent dated as of April 12, 2006 (17)
      (a)(35)     Press release issued by the Fund dated August 7, 2006  (18)
      (a)(36) Form of Rights Agreement between the Fund and the Rights Agent dated as of August 7, 2006 (18)
      (a)(37)     Press release issued by the Fund dated November 30, 2006  (19)
      (a)(38) Form of Rights Agreement between the Fund and the Rights Agent dated as of November 30, 2006 (19)
      (a)(39)     Press release issued by the Fund dated March 23, 2007  (20)
      (a)(40) Form of Amendment No. 1 to November 30, 2006 Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007 (20)
      (a)(41) Form of Rights Agreement between the Fund and the Rights Agent dated as of March 22, 2007 (20)
      (a)(42)     Press release issued by the Fund dated July 17, 2007  (21)
      (a)(43) Form of Amendment No. 1 to March 22, 2007 Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007 (21)
      (a)(44) Form of Rights Agreement between the Fund and the Rights Agent dated as of July 16, 2007 (21)
      (a)(45)     Press release issued by the Fund dated July 9, 2007  (22)
      (a)(46)     Press release issued by the Fund dated August 10, 2007  (22)
      (a)(47)     Press Release issued by the Fund dated August 23, 2007  (23)
      (a)(48) Form of Agreement of Compromise, Settlement and Release, dated as of August 17, 2007, by and among the Fund and the Lola Trust, Ernest Horejsi Trust No. 1B, Badlands Trust Company, Stewart Horejsi, Susan Ciciora and Larry Dunlap (23)
      (a)(49) Form of Agreement to Tender, dated as of August 17, 2007, between NB LLC and the Lola Trust (23)
      (a)(50)     Press Release issued by the Fund dated August 17, 2007 (23)
      (a)(51) Form of Amendment No. 1 to July 16, 2007 Rights Agreement between the Fund and the Rights Agent dated as of August 23, 2007 (23)
      (a)(52)     Letter from Fund to stockholders (23)
      (a)(53)     Press Release issued by the Fund dated August 28, 2007
      (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders (1)
      (e)(2) Management Agreement between the Fund and NB Management dated as of November 3, 2003 (1) (e)(3) Administration Agreement between the Fund and NB Management dated as of November 3, 2003 (1)
      (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 (1)

      (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
      (e)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 2004 (5)

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003.
(3) Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Fund with the SEC on September 24, 2004.
(4) Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Fund with the SEC on October 1, 2004.
(5) Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 filed by the Fund with the SEC on October 4, 2004.
(6) Previously filed as an exhibit to Amendment No. 4 to the Schedule 14D-9 filed by the Fund with the SEC on October 12, 2004.
(7) Previously filed as an exhibit to Amendment No. 5 to the Schedule 14D-9 filed by the Fund with the SEC on October 21, 2004.
(8) Previously filed as an exhibit to Amendment No. 6 to the Schedule 14D-9 filed by the Fund with the SEC on October 22, 2004.
(9) Previously filed as an exhibit to Amendment No. 7 to the Schedule 14D-9 filed by the Fund with the SEC on November 1, 2004.
(10) Previously filed as an exhibit to Amendment No. 8 to the Schedule 14D-9 filed by the Fund with the SEC on November 4, 2004.
(11) Previously filed as an exhibit to the Registration Statement on Form 8-A filed by the Fund with the SEC on January 19, 2005.
(12) Previously filed as an exhibit to Amendment No. 9 to the Schedule 14D-9 filed by the Fund with the SEC on January 19, 2005.
(13) Previously filed as an exhibit to Amendment No. 10 to the Schedule 14D-9 filed by the Fund with the SEC on May 16, 2005.
(14) Previously filed as an exhibit to Amendment No. 11 to the Schedule 14D-9 filed by the Fund with the SEC on September 2, 2005.
(15) Previously filed as an exhibit to Amendment No. 12 to the Schedule 14D-9 filed by the Fund with the SEC on November 29, 2005.
(16) Previously filed as an exhibit to Amendment No. 13 to the Schedule 14D-9 filed by the Fund with the SEC on December 22, 2005.
(17) Previously filed as an exhibit to Amendment No. 14 to the Schedule 14D-9 filed by the Fund with the SEC on April 12, 2006.
(18) Previously filed as an exhibit to Amendment No. 15 to the Schedule 14D-9 filed by the Fund with the SEC on August 8, 2006.
(19) Previously filed as an exhibit to Amendment No. 16 to the Schedule 14D-9 filed by the Fund with the SEC on December 1, 2006.
(20) Previously filed as an exhibit to Amendment No. 17 to the Schedule 14D-9 filed by the Fund with the SEC on March 23, 2007.

(21) Previously filed as an exhibit to Amendment No. 18 to the Schedule 14D-9 filed by the Fund with the SEC on July 18, 2007.
(22) Previously filed as an exhibit to Amendment No. 19 to the Schedule 14D-9 filed by the Fund with the SEC on August 13, 2007.
(23) Previously filed as an exhibit to Amendment No. 20 to the Schedule 14D-9 filed by the Fund with the SEC on August 23, 2007.